April 1, 2009

Mr. John Cash

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Mail Stop 7010

Washington, D.C. 20549-7010

Re:	Precision Castparts Corp.
Form 10-K for Fiscal Year Ended March 30, 2008
File No. 1-10348

Dear Mr. Cash:

We received your letter dated March 4, 2009 regarding certain of our reports. The following is our response to your comments and questions:

FORM 10-K FOR FISCAL YEAR ENDED March 30, 2008

MD&A – Critical Accounting Policies, Goodwill, page 33

1. We note your response to prior comment five. Based on the additional disclosures you have provided, it is not clear to us if the reporting units for your Investment Cast Products reportable segment are each of the three operating segments that you aggregate in that segment and if the reporting units for your Forged Products reportable segment are each of the two operating segments that you aggregate in that segment. Please confirm and clarify in future filings or please explain how your reporting units comply with SFAS 142. Also, in addition to disclosing the potential sensitivity of the assumptions underlying your discounted cash flow analysis, please revise future filings to also disclose the amount and/or range of your most material assumptions such as sales growth rates and discount rates.

Response

We confirm that our reporting units consist of the three operating segments within our Investment Cast Products reportable segment and the two operating segments within our Forged Products reportable operating segment.

We will revise our critical accounting policy to clarify the reporting units in the Investment Cast Products and Forged Products reportable segments and to disclose the amount and range of our most material assumptions in the discounted cash flow analysis. Our revised disclosure is included below (new language is underlined to show changes).

Securities and Exchange Commission

Mr. John Cash

April 1, 2009

Goodwill and acquired intangibles

From time to time, we acquire businesses in purchase transactions that typically result in the recognition of goodwill and other intangible assets. Acquired goodwill is not amortized but is subject to impairment testing at least annually and as other events and circumstances dictate, as discussed below. Other intangible assets are typically subject to amortization and therefore will likely increase future expenses. The determination of the value of such intangible assets requires management to make estimates and assumptions.

Goodwill and indefinite-lived intangible assets are tested for impairment at a minimum each fiscal year in the second quarter or when events or circumstances indicate that the carrying value of these assets may not be recoverable. Our reporting units consist of the three operating segments within our Investment Cast Products reportable operating segment and the two operating segments within our Forged Products reportable operating segment as well as a number of reporting units in our Fasteners Products operating segment. The Fasteners Products operating segment includes several aggregated component units (referred to as the Fasteners Products reporting unit) and three other reporting units for which the segment manager regularly reviews performance. During the nine months ended December 28, 2008, PCC Precision Tool group (“PTG”) was included in the Fasteners Group reporting unit as the business is closely related and integral to the Fasteners Group reporting unit. During fiscal year 2008, PTG was a separate reporting unit. We performed an impairment test for the Fasteners Products reporting unit as a result of this change and no impairment was indicated. There were no other changes to our reporting units for goodwill impairment testing during the nine months ended December 28, 2008 and fiscal year 2008.

Testing for goodwill impairment involves the estimation of the fair value of the reporting units. Discounted cash flow models are typically used in these valuations. Such models require the use of significant estimates and assumptions primarily based on future cash flows, expected market growth rates, our estimates of sales volumes, sales prices and related costs, and the discount rate applied, which reflects the weighted average cost of capital. Management uses the best available information at the time fair values of the reporting units are estimated; however, estimates could be materially impacted by factors such as changes in growth trends and specific industry conditions, with the potential for a corresponding adverse effect on the consolidated financial statements potentially resulting in impairment of the goodwill. We also consider comparable transactions to estimate the fair value of the reporting units. The cash flow models used to determine fair value are most sensitive to the expected future cash flows and the discount rate for each reporting unit. The discount rate used in the cash flow models for the fiscal 2009 goodwill impairment analysis averaged 10%. The annual growth rate for earnings before interest and taxes varied by reporting unit and ranged from 4% to 20% over the initial five-year forecast period. A sensitivity analysis determined that using terminal growth rates of 3%, 4% or 5% would not result in impairment in the fiscal 2009 goodwill impairment analysis. We performed a sensitivity analysis on the expected future cash flows and the discount rate and determined that the forecast for future earnings before interest and taxes used in the cash flow model could decrease by 10% and the discount rate used could increase by a factor of 4% from the rate utilized, and the goodwill of our reporting units would not be impaired. The reporting unit that would be most sensitive to worsening economic conditions has $12.4 million of goodwill recorded as of December 28, 2008. Other than the change in reporting units within the Fasteners operating segment, there were no triggering events during the current quarter requiring a goodwill impairment test in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.”

Securities and Exchange Commission

Mr. John Cash

April 1, 2009

Note 21. Condensed Consolidating Financial Information, page 65

2. We note your response to prior comment eight. If the parent company has significant positive operating cash flows in future periods, please revise future filings to disclose and discuss the material items that contributed to the positive operating cash flows.

Response

In future filings, if the parent company has significant positive operating cash flows, we will disclose and discuss the material items that contributed to the positive operating cash flows.

*****

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

We believe that the information above is responsive to your questions and observations. We would be happy to discuss any questions or comments you have regarding our response. You may call Russ Pattee, Vice President and Corporate Controller, at (503) 946-4867 or me at (503) 946-4844.

Sincerely,

/s/ Shawn Hagel
Shawn Hagel
Senior Vice President and Chief Financial Officer